3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

June 12, 2012

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:  Mara L. Ransom, Assistant Director

Re:	Five Below, Inc. Comments to Amendment No. 1 to Registration Statement on Form S-l filed May 24, 2012 and Responses dated May 23 and 30, 2012 Commission File No. 333-180780

Ladies and Gentleman:

On behalf of Five Below, Inc. (the “Company”), in connection with the Company’s Registration Statement No. 333-180780 on Form S-1 (as amended, the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 8, 2012 (the “Comment Letter”). Page references contained in the response are to the prospectus contained in Amendment No. 2 to the Registration Statement, which is being filed concurrently with this response. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto.

Additionally, on behalf of the Company, for your review in advance of the distribution of preliminary prospectuses, we are submitting supplementally with this letter pages of the prospectus (including the capitalization and dilution tables) containing the information relating to the estimated offering price range, the number of shares and the selling shareholders. We have also attached the form of opinion of counsel regarding the validity of the shares being offered. The Company will include the foregoing information and Exhibit 5.1 in an amendment to Registration Statement to be filed before the distribution of preliminary prospectuses.

Prospectus Summary, page 1

1.	We note your response to comment 9 in our letter dated May 16, 2012. Please revise your statement in the “Strategy” section on page 59 to state that based upon management’s experience and industry knowledge, you believe that your “compelling value proposition and the dynamic nature of [y]our merchandise offering has fostered universal appeal....”, as you state on pages 1 and 56.

Securities and Exchange Commission

June 12, 2012

The Company has revised the disclosure on page 63 of the prospectus in response to the Staff’s comment.

Management’s Discussion and Analysis, page 38

Overview, page 38

2.	We note your response to comment 25 in our letter dated May 16, 2012 and the related revisions to your disclosure. Please revise to explain what you mean when you refer to “minimum trade areas.”

The Company has revised the disclosure on pages 1 and 38 of the prospectus in response to the Staff’s comment.

Cost of Goods Sold and Gross Profit, page 43

3.	We read your response to comment 29 in our letter dated May 16, 2012 and re-issue our comment. Refer to your statement on page 44 which states, “[t]he increase in gross margin was primarily the result of a 102 and 64 basis point increase from buying and store occupancy expense, respectively, reducing as a percentage of sales.” We are unclear about what you mean by this statement. Please revise to explain, in plain English, how the increase of the expense triggered an increase in gross margin.

The Company has revised its disclosure on pages 43-45 of the prospectus in response to the Staff’s comment.

Liquidity and Capital Resources, page 46

4.	We note that you plan to make capital expenditures of approximately $20 million in fiscal 2012 and $23 million in fiscal 2013. Please describe the anticipated sources of funds necessary to fulfill these commitments. Refer to Item 303(a)(2)(i) of Regulation S-K.

The Company has revised its disclosure on page 46 of the prospectus in response to the Staff’s comment, to describe the anticipated sources of funds necessary to fulfill its 2012 and 2013 estimated capital expenditures.

Securities and Exchange Commission

June 12, 2012

Critical Accounting Policies and Estimates, page 51

Stock-Based Compensation, page 52

5.	We read your response to comment 35 in your supplemental letter dated May 30, 2012. Please tell us and update your disclosure to indicate if a retrospective or contemporaneous valuation approach was taken with respect to each of your stock option and restricted stock grants you reference in your response. Further, please disclose the intrinsic value of the options outstanding at the latest practicable date based on your estimated IPO price.

In response to the Staff’s comments, the Company respectively advises the Staff that in connection with the granting of stock options and restricted stock to employees noted in our response dated May 30, 2012, the Company used contemporaneous valuations for its equity related grants as disclosed on page 52 of our amended Form S-1.

The Company has revised its disclosures on pages 52-57 of the prospectus in response to the Staff’s comment.

Our Market Opportunity, page 59

Product Mix, page 59

6.	We note your response to comment 37 in our letter dated May 16, 2012. To the extent that any particular item or category listed under the “Leisure,” “Fashion and home”, or “Party and snack” categories on page 60 accounted for more than 10% of your total consolidated revenues in any of the years presented, please disclose the percentage of total revenue contributed by such item or category, with a view towards describing to investors your dependence on any particular category or set of items. Refer to Item 101(c)(l)(i) of Regulation S-K.

In response to the Staff’s comments, the Company respectfully advises the Staff that no item or product category within any of “Leisure,” “Fashion and home” or “Party and snack” is more than 10% of total consolidated revenues in any of the years presented. Under the three product groups of Leisure, Fashion and home, and Party

Securities and Exchange Commission

June 12, 2012

and snack, the Company organizes and monitors similar items utilizing more than 100 departments that categorize the greater than 4,000 stock-keeping units that are typically featured in its stores. Therefore, the Company respectfully advises the Staff that the Company is not dependent upon any item, category or set of items.

Executive Compensation, page 73

Annual Incentive Compensation, page 76

7.	We note your response to comment 44 in our letter dated May 16, 2012. Please also disclose your fiscal 2011 Adjusted EBITDA prior to the adjustments made for consulting fees and the retrospective salary increases for Messrs. Schlessinger and Vellos, with a view towards disclosing to investors the impact of such adjustments.

The Company has revised the disclosure on page 80 of the prospectus in response to the Staff’s comment.

Employee Benefit Plans, page 85

8.	We note your response to comment 46 in our letter dated May 16, 2012. Please define the terms “cause” and “disability,” as used in the Equity Incentive Plan, and the term “Extraordinary Event,” as used in the Performance Bonus Plan, in this section instead of referring to the agreements in which they are contained.

The Company has revised the disclosure on pages 91, 95 and 96 of the prospectus in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 93

Option Cancellation Agreements, page 94

9.	We note your response to comment 47 in our letter dated May 16, 2012. Please also disclose the value to Messrs. Schlessinger and Vellios, if any, of the Option Cancellation Agreements and resulting issuance of restricted and unrestricted stock. Refer to Item 404(a)(4) of Regulation S-K. Please also tell us how you accounted for the option cancellation, how you will account for the new awards, and whether you recorded a compensation charge in conjunction with the Option Cancellation Agreements.

The Company has revised the disclosure on page 98 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission

June 12, 2012

The Company accounted for the cancellation of the awards and grant of the new awards in the same manner as a modification of the terms of the cancelled awards. In calculating the incremental compensation cost of the modifications, the fair value of the modified awards were compared to the fair value of the original awards measured immediately before the terms were modified. As a result, an incremental compensation charge of $5.3 million was recorded on the date of the modification to reflect the increase in fair value of vested awards. In addition, the increase in fair value of the unvested awards ($10.1 million) as well as remaining unrecognized compensation of the original awards ($2.0 million) will be recorded on a straight-line basis over the remaining two-year vesting period of the restricted stock awards.

Our Policies Regarding Related Party Transactions, page 95

10.	We note your response to comment 48 in our letter dated May 16, 2012. In addition to the factors listed on page 95, please disclose whether the audit committee has established a standard governing the approval of the transactions you discuss in this section. For example, if the audit committee has determined that a transaction will be approved only if the audit committee determines that the transaction is commercially reasonable, or if the transaction is at least as favorable as that which could be obtained from an unrelated party, please disclose this fact.

The Company has revised the disclosure on page 101 of the prospectus in response to the Staff’s comment.

Financial Statements, pageF-1

Statements of Operations, page F-4

11.	We read your response to comment 52 in our letter dated May 16, 2012 and your revised disclosures on pages 9 and 35-36. However, we cannot locate where you state you made conforming changes on pages F-4, F-27 and the related footnote (1) to give effect to the number of shares whose proceeds would to be used to repay your outstanding indebtedness under your new term loan facility. Please advise us or revise.

The Company respectfully advises the Staff that Amendment No. 1 to the Registration Statement did not include a price range for the public offering price and therefore the number of shares whose proceeds are to be used to repay outstanding indebtedness under our new term loan

Securities and Exchange Commission

June 12, 2012

facility was not known. Therefore the shares were not included in the pro forma information on pages F-4 and F-27. Based on discussions among the Company and representatives of the underwriters, the Company has an estimated price range and has revised (in the supplemental pages to this letter) pages F-4, F-27 and the related footnote (1) to conform to changes made on pages 9 and 35-36, which have also been updated to reflect the number of shares.

(9) Subsequent Events, page F-39

12.	Please explain to us and disclose why the exercise price of your outstanding options was reduced by $0.70 and why you believe this adjustment will not impact your results of operations.

The Company respectfully advises the Staff that, under the Equity Incentive Plan under which the options were issued, the Board is required to make equitable adjustments in light of certain corporate transactions, including in the event of extraordinary dividends. The Board determined that the special $0.70 dividend paid in respect of the capital stock was extraordinary and the holders of unexercised options would not be receiving such dividend. Because the dividend materially affected the value of the outstanding options, the Company commissioned a valuation firm to quantify the monetary effect of the dividend on the outstanding options. Based on the valuation firm’s report, the Board concluded that reducing the strike price of the outstanding options by $0.70 would equitably address the impact on the options of the extraordinary dividend under the equity incentive plan’s anti-dilution provisions.

The Company accounted for the modification of the awards in accordance with ASC 718-20-35-6, which states that accounting for a modification in conjunction with an equity restructuring, defined as a nonreciprocal transaction between an entity and its shareholders that causes the per-share fair value of the shares underlying an option or similar award to change, such as a stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend, requires a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification. Given the existing provisions of the Equity Incentive Plan and as there was no increase in the fair value of the awards pre- and post-payment of the dividend and modification of the awards, there was no incremental compensation measured and, therefore, the Company disclosed that we did not believe that the adjustment will impact our operations.

The Company has revised its disclosure on page F-39 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission

June 12, 2012

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Very truly yours,

/s/ John P. Duke

cc:	David Schlessinger
Thomas Vellios
Kenneth R. Bull
Barry M. Abelson

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 12, 2012.

8,900,000 Shares

Five Below, Inc.

Common Stock

This is an initial public offering of shares of common stock of Five Below, Inc.

Five Below is offering 4,450,000 of the shares to be sold in the offering. The selling shareholders identified in this prospectus are offering an additional 4,450,000 shares. Five Below will not receive any of the proceeds from the sale of the shares being sold by the selling shareholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $13.00 and $15.00.   Five Below intends to list the common stock on The NASDAQ Global Select Market under the symbol “FIVE.”

Five Below is an “emerging growth company” as that term is used in the Jumpstart Our Business Startups (JOBS) Act of 2012, however, the Company does not intend to take advantage of any of the reduced public company reporting requirements afforded by the JOBS Act.

See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Five Below	$	$
Proceeds, before expenses, to the selling shareholders	$	$

To the extent that the underwriters sell more than 8,900,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,335,000 shares from the selling shareholders at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2012.

Goldman, Sachs & Co.	Barclays	Jefferies

Credit Suisse	Deutsche Bank Securities	UBS Investment Bank	Wells Fargo Securities

Prospectus dated                     , 2012.

Our Market Opportunity

As a result of our unique merchandise offering and value proposition, we believe we have effectively targeted the teen and pre-teen markets. According to the U.S. Census Bureau, there were over 63 million people in the U.S. between the ages of 5 and 19, which represented over 20% of the U.S. population as of April 1, 2010. Based on management’s experience and industry knowledge, we believe that this segment of the population has a significant amount of disposable income as the vast majority of this age group’s basic needs are already met. According to EPM Communications, Inc., a publishing, research and consulting firm, teens and pre-teens between the ages of 8 and 19 were projected to spend over $250 billion in the U.S. in 2011.

Risks Associated with our Business

There are a number of risks and uncertainties that may affect our financial and operating performance and our growth prospects. You should carefully consider all of the risks discussed in “Risk Factors,” which begins on page 11, before investing in our common stock. These risks include the following:

•

we may not be able to successfully implement our growth strategy if we are unable to identify suitable sites for store locations, obtain favorable lease terms, attract customers to our stores, hire and retain personnel and maintain sufficient levels of cash flow and financing to support our expansion;

•	we may not be able to effectively anticipate changes in trends or in spending patterns or shopping preferences of our customers, which could adversely impact our business;

•	we may face disruptions in our ability to select, obtain, distribute and market merchandise attractive to customers at prices that allow us to profitably sell such merchandise;

•	our business is seasonal and we may face adverse events during the holiday season, which could negatively impact our business;

•	we may not be able to effectively expand and improve our operations, including our distribution center capacity, or manage our existing resources to support our future growth;

•	we may not be able to maintain or improve levels of our comparable store sales;

•	we may lose key management personnel, which could adversely impact our business;

•	we may face increased competition, which could adversely impact our business;

•	our cash flows from operations may be negatively affected if we are not successful in managing our inventory balances; and

•	our profitability is vulnerable to inflation, cost increases and energy prices.

Financing Transactions

On May 16, 2012, we entered into a $100.0 million senior secured term loan facility, or term loan facility, with a syndicate of lenders. We used the net proceeds from the term loan facility of approximately $98.0 million and cash on hand to pay a special dividend totaling approximately $99.5 million on all outstanding shares of our common stock and Series A 8% convertible preferred stock, which we refer to as the 2012 Dividend. On the same day, we amended and restated our existing senior secured revolving credit facility with Wells Fargo Bank, National Association. We refer to the term loan facility, the new amended and restated senior secured revolving credit facility, or revolving credit facility, and related transactions as the “Financing Transactions.”

Principal Shareholders

Following the closing of this offering, funds managed by Advent International Corporation, or Advent, are expected to own approximately 52.5% of our outstanding common stock, or 50.7%, if the underwriters’ option to purchase additional shares is fully exercised. As a result, Advent will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock” and “Principal and Selling Shareholders.”

Certain of our principal shareholders, including Advent, may acquire or hold interests in businesses that compete directly with us, or may pursue acquisition opportunities which are complementary to our business, making such an acquisition unavailable to us. Our second amended and restated shareholders agreement, as amended, contains provisions renouncing any interest or expectancy held by our directors affiliated with Advent in certain corporate opportunities. For further information, see “Risk Factors—Risks Relating to Our Business and Industry—Certain of our existing investors have interests and positions that could present potential conflicts with our and our shareholders’ interests.”

Since 1984, Advent has raised $26 billion in private equity capital and completed over 270 transactions in 35 countries. Advent’s current portfolio is comprised of investments in 54 companies across five sectors—Retail, Consumer & Leisure; Financial and Business Services; Industrial; Technology, Media & Telecoms; and Healthcare. The Advent team includes more than 160 investment professionals across Western and Central Europe, North America, Latin America and Asia.

Advent and certain of our other principal shareholders, directors, executive officers and their affiliates received the following approximate distributions in connection with the 2012 Dividend and we expect them to receive the following approximate offering proceeds and equity grants in connection with this offering:

Name	Relationship	2012 Dividend Distribution	Offering Proceeds(1)	Value of Equity Awards Granted
		($ in thousands)
Advent	Shareholder	$62,150	$36,290	—
LLR Partners	Shareholder	$9,500	$5,570	—
David Schlessinger	Executive Chairman, Director	$5,600	$3,300	—
Thomas Vellios	President and Chief Executive Officer, Director	$5,600	$3,270	—
Kenneth R. Bull	Chief Financial Officer, Secretary and Treasurer	$193	—	—
Steven J. Collins	Director	—	—	—
Andrew W. Crawford	Director	—	—	—
David M. Mussafer	Director	—	—	—
Howard D. Ross	Director	—	—	—
Thomas Ryan	Director	$322	—	$60
Ron Sargent	Director	$529	—	$60

(1)	Assumes an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus.

Corporate and Other Information

Five Below was incorporated in Pennsylvania in January 2002. David Schlessinger, our Executive Chairman, and Thomas Vellios, our President and Chief Executive Officer, are the founders of Five Below. In October 2010, Advent acquired a majority interest in Five Below, which we refer to as the 2010 Transaction, with the goal of supporting the management team in accelerating our growth. Please see “Certain Relationships and Related Party Transactions—Investment by Advent” for a description of the 2010 Transaction.

Our principal executive office is located at 1818 Market Street, Suite 1900, Philadelphia, PA 19103 and our telephone number is (215) 546-7909. Our corporate website address is www.fivebelow.com. The information contained on, or accessible through, our corporate website does not constitute part of this prospectus.

The Offering

Common stock offered by us	4,450,000 shares

Common stock offered by selling shareholders	4,450,000 shares (5,785,000 shares if the underwriters exercise their option to purchase additional shares in full)

Common stock outstanding immediately after the offering	53,607,256 shares

Option to purchase additional shares	The underwriters have an option to purchase a maximum of 1,335,000 additional shares of common stock from the selling shareholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $53.9 million, assuming the shares are offered at $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares by the selling shareholders.

We intend to use the net proceeds from this offering (together with cash on hand, if necessary) to repay at least $50.0 million of outstanding indebtedness under our new term loan facility incurred in connection with the Financing Transactions. We intend to use the remaining proceeds (if any) for general corporate purposes, including working capital. See “Use of Proceeds” and “Prospectus Summary—Financing Transactions.”

Principal shareholder	Upon the closing of this offering, Advent will continue to own a majority interest in us. We do not intend to avail ourselves of any of the “controlled company” exemptions under the corporate governance rules of The NASDAQ Stock Market LLC.

Dividend policy	We currently intend to retain any future earnings for use in the operation and expansion of our business. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant. In addition, the terms of our term loan facility and revolving credit facility contain restrictions on our ability to pay dividends. See “Dividends.”

Proposed symbol for trading on The NASDAQ Global Select Market	“FIVE”

Conflicts of interest	As described under “Use of Proceeds,” we expect to use all or substantially all of the net proceeds we receive from this offering (together with cash on hand, if necessary) to repay at least $50.0 million of the outstanding indebtedness under our new term loan facility with a syndicate of lenders. Affiliates of Goldman, Sachs & Co., Barclays Capital Inc., Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., UBS Securities LLC and Wells Fargo Securities, LLC are lenders under our new term loan facility and will each receive their pro rata share of such repayment. Because it is possible that Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. or their affiliates could receive more than 5% of the proceeds of this offering in connection with the repayment of our new term loan facility, each of Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority. Accordingly, this offering will be conducted in accordance with Rule 5121. Rule 5121 requires that a “qualified independent underwriter,” meeting certain standards, participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Credit Suisse Securities (USA) LLC has served as “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. For more information, see “Underwriting.”

After giving effect to the conversion of our Series A 8% convertible preferred stock into common stock in connection with the closing of this offering, the number of shares of common stock to be outstanding after this offering is based on 49,157,256 shares outstanding as of June 12, 2012 and excludes:

•	1,177,005 shares of common stock issuable upon the exercise of options to purchase common stock outstanding as of June 12, 2012 at a weighted average exercise price of $7.73 per share; and

•	5,005,258 shares of common stock reserved for issuance under our equity incentive plan, which will be in effect upon the closing of this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•	that the underwriters will not exercise their option to purchase additional shares;

•	the conversion of all outstanding shares of our Series A 8% convertible preferred stock into shares of our common stock immediately prior to the closing of this offering; and

•	the adoption of our amended and restated articles of incorporation and amended bylaws to be effective upon the closing of this offering.

Summary Financial and Other Data

The following table presents summary financial and other data for the periods and at the dates indicated. The statement of operations and cash flows data for fiscal 2009, 2010 and 2011 and the balance sheet data as of January 29, 2011 and January 28, 2012 have been derived from audited financial statements included elsewhere in this prospectus. The balance sheet data as of January 30, 2010 has been derived from audited financial statements not included in this prospectus. The statement of operations and cash flows data for each of the thirteen weeks ended April 30, 2011 and April 28, 2012 and the balance sheet data as of April 28, 2012 have been derived from unaudited financial statements included elsewhere in this prospectus. You should read this data along with the sections of this prospectus entitled “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period.

	Fiscal Year			Thirteen Weeks Ended
	2009	2010	2011	April 30, 2011	April 28, 2012
	(in thousands, except total stores, share and per share data)
Statement of Operations Data:
Net sales	$125,135	$197,189	$297,113	$47,427	$71,829
Cost of goods sold	85,040	131,046	192,252	32,840	48,809

Gross profit	40,095	66,143	104,861	14,587	23,020
Selling, general and administrative expenses(1)	33,217	54,339	78,640	12,926	24,985

Operating income (loss)	6,878	11,804	26,221	1,661	(1,965)
Interest expense (income), net	73	28	(16)	(3)	(37)

Income (loss) before income taxes	6,805	11,776	26,237	1,664	(1,928)
Income tax (benefit) expense	(4,853)	4,753	10,159	665	(771)

Net income (loss)	11,658	7,023	16,078	999	(1,157)
Series A 8% convertible preferred stock cumulative dividends	—	(4,507)	(15,913)	(3,869)	(4,168)
Accretion of redeemable convertible preferred stock	(4,250)	(3,329)	—	—	—

Net income (loss) available to shareholders	7,408	(813)	165	(2,870)	(5,325)
Less: Net income attributable to participating securities	(3,365)	—	(109)	—	—

Net income (loss) available to common shareholders	$4,043	$(813)	$56	$(2,870)	$(5,325)

Per Share Data:
Basic income (loss) per common share(2)	$0.54	$(0.08)	$—	$(0.18)	$(0.32)
Diluted income (loss) per common share(2)	$0.54	$(0.08)	$—	$(0.18)	$(0.32)
Weighted average shares outstanding:
Basic shares	7,452,811	9,672,195	15,903,599	15,800,033	16,420,716
Diluted shares	7,452,811	9,672,195	15,904,108	15,800,033	16,420,716
Unaudited pro forma net income (loss)(3)			$14,159		$(1,619)
Unaudited pro forma basic income (loss) per common share(3)			$0.28		$(0.03)
Unaudited pro forma diluted income (loss) per common share(3)			$0.28		$(0.03)
Unaudited pro forma weighted average shares outstanding:			50,369,981		50,887,098
Basic shares			50,370,490		50,887,098
Diluted shares

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$9,227	$15,045	$46,695	$1,581	$(23,698)
Investing activities	$(7,285)	$(14,883)	$(18,558)	$(4,576)	$(4,801)
Financing activities	$(145)	$(445)	$1,003	$(27)	$1,709

Other Operating and Financial Data:
Total stores at end of period	102	142	192	145	199
Comparable store sales growth	12.1%	15.6%	7.9%	7.6%	10.4%
Average net sales per store(4)	$1,302	$1,542	$1,658	$326	$368
Adjusted EBITDA(5)	$11,088	$25,798	$42,377	$3,732	$6,625
Capital expenditures	$7,285	$14,883	$18,558	$4,576	$4,801

Adjusted EBITDA Reconciliation:
Net income (loss)	$11,658	$7,023	$16,078	$999	$(1,157)
Interest expense (income), net	73	28	(16)	(3)	(37)
Income tax (benefit) expense	(4,853)	4,753	10,159	665	(771)
Depreciation and amortization	3,660	4,805	7,071	1,434	2,107

EBITDA(6)	10,538	16,609	33,292	3,095	142
Non-contractual executive bonus expense(7)	—	—	6,087	—	—
Deferred rents(8)	232	1,164	1,401	258	110
Non-cash stock-based compensation and warrant expense(9)	274	2,332	1,246	319	6,373
Loss on disposal of assets(10)	5	288	273	—	—
Closed stores(11)	39	76	78	60	—
Transaction expense(12)	—	5,329	—	—	—

Adjusted EBITDA	$11,088	$25,798	$42,377	$3,732	$6,625

(1)	Fiscal 2010 includes $5.3 million of expense related to the 2010 Transaction and fiscal 2011 includes $6.1 million of non-contractual executive bonus expense, as described in Note 7 below. The thirteen weeks ended April 28, 2012 includes $5.9 million of stock-based compensation expense that relates to the cancellation of certain stock options, in exchange for the grant of restricted shares, as described in Note 5 in our unaudited financial statements.

(2)	Please see Note 2 in both our annual and quarterly financial statements, included elsewhere in this prospectus, for an explanation of per share calculations.

(3)	Pro forma information is unaudited and is prepared in accordance with Article 11 of Regulation S-X.

Pro Forma net income gives effect to: (i) income attributable to participating securities; (ii) cumulative dividends related to Series A 8% convertible preferred stock; and (iii) the Financing Transactions, including the repayment of $50.0 million of outstanding indebtedness under the new term loan facility with proceeds from this offering.

The following is a reconciliation of historical net income to unaudited pro forma net income:

	Fiscal Year 2011	Thirteen Weeks Ended April 28, 2012
Net income (loss) available to common shareholders	$56	$(5,325)
Add:
Net income attributable to participating securities	109	—
Series A 8% Convertible Preferred Stock cumulative dividend	15,913	4,168
Less:
Interest expense, net of tax	(1,616)	(386)
Amortization of deferred financing fees, net of tax	(303)	(76)

Pro forma net income (loss)	$14,159	$(1,619)

Pro Forma per share data gives effect to (i) the Financing Transactions; (ii) the conversion of our outstanding shares of Series A 8% convertible preferred stock into shares of common stock in connection with the closing of this offering and (iii) the number of shares whose proceeds will be used to repay $50.0 million of the outstanding indebtedness under the term loan facility.

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

	Fiscal Year 2011	Thirteen Weeks Ended April 28, 2012
Shares used in computing basic net (loss) income per common share	15,903,599	16,420,716
Adjustment for assumed conversion of preferred stock	30,894,953	30,894,953
Adjustment for shares used to repay outstanding indebtedness under the term loan facility	3,571,429	3,571,429

Basic pro forma weighted average common shares outstanding	50,369,981	50,887,098
Dilutive effect of securities	509	—

Diluted pro forma weighted average common shares outstanding	50,370,490	50,887,098

(4)	Only includes stores open during the full fiscal year.
(5)	Adjusted EBITDA is defined as EBITDA (as defined below), further adjusted to exclude certain non-cash, non-recurring and other items not related to ongoing performance, such as non-contractual executive bonus expense, deferred rents, non-cash stock-based compensation and warrant expense, loss on disposal of assets, EBITDA for closed stores and expense related to the 2010 Transaction. We have presented Adjusted EBITDA because we believe that the exclusion of these items is appropriate to provide additional information to investors about our ongoing operating performance excluding certain non-cash and other items not related to ongoing performance and as a means to evaluate our period-to-period results. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. We have provided this information as a means to evaluate the results of our ongoing operations. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under U.S. generally accepted accounting principles, or GAAP, and should not be considered as a substitute for net income prepared in accordance with GAAP. Adjusted EBITDA has similar limitations as an analytical tool to those set forth in Note 6 below related to the use of EBITDA, and you should not consider it in isolation or as substitute for analysis of our results as reported under GAAP. Some of these additional limitations to the use of Adjusted EBITDA are:

•

Adjusted EBITDA does not reflect the non-contractual executive bonus expense, deferred rents, non-cash stock-based compensation and warrant expense, loss on disposal of assets, EBITDA for closed stores and expense related to the 2010 Transaction; and

•	Adjusted EBITDA does not reflect certain other costs that may recur in future periods.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplemental measure.

(6)	EBITDA represents net income before interest expense (income), income taxes (benefit), depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP, and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, our future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	EBITDA does not reflect tax expense or the cash requirements necessary to pay tax obligations; and

•

Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

(7)	Represents a non-contractual bonus to certain executive officers for performance in fiscal 2011 and associated tax expense.
(8)	Represents the non-cash portion of rent expense.
(9)	Represents non-cash stock-based compensation and warrant expense.
(10)	Represents asset write-offs for remodeled or closed stores.
(11)	Represents the EBITDA, excluding the non-cash portion of rent expense, for stores which management has made the decision to close, from the period in which the decision was made.
(12)	Represents expenses incurred in conjunction with the 2010 Transaction, including expenses related to the modification of certain stock options, professional fees and other employee compensation-related expenses.

The following table represents a summary of our balance sheet data as of January 30, 2010, January 29, 2011, January 28, 2012 and April 28, 2012. The summary balance sheet data as of April 28, 2012 is presented:

•	on an actual basis, derived from our balance sheet as of April 28, 2012;

•	on a “pro forma” basis, giving effect to:

–	the Financing Transactions, including the payment of the 2012 Dividend and

–	the conversion of our outstanding shares of Series A 8% convertible preferred stock into shares of common stock in connection with the closing of this offering.

•

on a “pro forma as adjusted” basis, further reflecting: (a) our receipt of the net proceeds from the sale of 4,450,000 shares of common stock by us at an assumed initial public offering price of $14.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (b) the repayment of outstanding indebtedness as described in “Use of Proceeds.” See “Capitalization” and “Use of Proceeds.”

	As of			As of April 28, 2012
	January 30, 2010	January 29, 2011	January 28, 2012	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,436	$12,153	$41,293	$14,503	$12,027	$15,966
Total current assets	35,335	45,942	92,249	89,051	86,575	90,514
Total current liabilities	10,983	18,215	49,942	36,186	36,186	36,186
Total long-term debt	—	250	250	250	100,250	50,250
Total liabilities	20,036	33,524	72,431	64,402	164,402	114,402
Series A 8% convertible preferred stock	—	191,855	191,855	191,855	—	—
Series A redeemable convertible preferred stock	18,778	—	—	—	—	—
Series A-1 redeemable convertible preferred stock	18,510	—	—	—	—	—
Total shareholders’ (deficit) equity	(1,049)	(148,797)	(129,759)	(122,316)	(29,912)	22,514

•	actual or anticipated sales of our common stock, including sales by our directors, officers or significant shareholders;

•	significant developments relating to our relationships with business partners, vendors and distributors;

•	customer purchases of new products from us and our competitors;

•	investor perceptions of the retail industry in general and our Company in particular;

•	major catastrophic events;

•	volatility in our stock price, which may lead to higher stock-based compensation expense under applicable accounting standards; and

•	changes in accounting standards, policies, guidance, interpretation or principles.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation, even if it does not result in liability for us, could result in substantial costs to us and divert management’s attention and resources.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. The sales, or the perception that these sales might occur, could depress the market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the closing of this offering, we will have 53,607,256 shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. In addition, pursuant to our amended and restated investor rights agreement, certain of our investors have rights to require us to file registration statements registering additional sales of shares of common stock or to include sales of such shares of common stock in registration statements that we may file for ourselves or other shareholders. In order to exercise these registration rights, these shareholders must satisfy certain conditions. Subject to compliance with applicable lock-up restrictions, shares of common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations (other than stock transfer taxes and underwriting discounts or commissions). See “Certain Relationships and Related Party Transactions—Amended and Restated Investor Rights Agreement.”

We and the holders of substantially all of our common stock outstanding on the date of this prospectus, including each of our executive officers, directors and selling shareholders, have agreed with the underwriters, that for a period of 180 days after the date of this prospectus, we or they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any shares of our common stock, or any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject specified exceptions. The representatives of the underwriters may, in their discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. See “Underwriting” for more information. Substantially all of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing shareholders 90 days after the date of this prospectus, subject to the lock-up agreement and applicable volume and other limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering. Sales by our existing shareholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease significantly.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Upon the closing of this offering, funds managed by Advent will control an aggregate of 52.5% of the voting power of our outstanding common stock or 50.7% if the underwriters exercise in full their option to purchase additional shares in this offering. As a result, Advent would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions and other extraordinary transactions. It may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of Five Below, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of Five Below and might ultimately affect the market price of our common stock.

Certain of our existing investors have interests and positions that could present potential conflicts with our and our shareholders’ interests.

Advent makes investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Advent may also pursue, for its own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Our second amended and restated shareholders agreement, as amended, contains provisions renouncing any interest or expectancy held by our directors affiliated with Advent in certain corporate opportunities. Accordingly, the interests of Advent may supersede ours, causing them or their affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of Advent and inaction on our part could have a material adverse effect on our business, financial condition and results of operations.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the amount of $13.58 per share, because the initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus) is substantially greater than the net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock and have received or will receive substantial dividends on their shares of capital stock. In addition, you may also experience additional dilution upon future equity issuances on the exercise of stock options to purchase common stock granted to our directors, management personnel and consultants under our equity incentive plan. See “Dilution.”

We do not expect to pay any cash dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any determination to pay

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of our common stock in this offering of approximately $53.9 million based upon an assumed initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated underwriting discount, commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders, which includes certain of our officers, directors and affiliates, including any shares sold by the selling shareholders in connection with the exercise of the underwriters’ option to purchase additional shares. A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease the net proceeds to us from this offering by approximately $4.1 million, assuming the number of shares offered by us, as indicated on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount, commissions and offering expenses payable by us.

We intend to use the net proceeds to us from this offering (together with cash on hand, if necessary) to repay at least $50.0 million of outstanding indebtedness under our new term loan facility which was incurred in connection with the Financing Transactions.

We intend to use the remaining proceeds (if any) for general corporate purposes, including working capital.

On May 16, 2012, we entered into our $100.0 million term loan facility with a syndicate of lenders which bears interest, at our option, at an alternate base rate which is the greater of (i) the administrative agent’s prime rate in effect on such day and (ii) the federal funds effective rate in effect on such day plus 0.50% with a 2.00% floor, plus a margin of 3.25%, or a LIBOR-based rate with a 1.00% floor plus a margin of 4.25%; provided, that if no initial public offering occurs prior to May 16, 2013 and our consolidated net leverage ratio is greater than 2.00 to 1.00, the applicable margin for the alternate base rate shall be 4.75% and for the LIBOR-based rate shall be 5.75%. At June 11, 2012 our interest rate was 5.25% and our outstanding balance was $100.0 million. The term loan facility matures on the earlier of (i) May 16, 2015 and (ii) the date on which such facility is accelerated following the occurrence of an event of default; provided, that if no initial public offering occurs prior to May 16, 2013, the term loan facility shall mature on the earlier of (i) May 16, 2014 and (ii) the date on which such facility is accelerated following the occurrence of an event of default.

We used the amounts of the net proceeds from our term loan facility of $98.0 million and cash on hand to pay a special dividend of approximately $37.0 million to holders of our common stock and approximately $62.5 million to holders of our Series A 8% convertible preferred stock. Advent and LLR Partners, our principal shareholders, received distributions in respect of this dividend in the amounts of approximately $62.2 million and $9.5 million, respectively. In addition, certain of our current executive officers and directors received distributions in respect of this dividend as follows: Messrs. Bull, Ryan, Sargent, Schlessinger and Vellios received approximately $193,000, $322,000, $529,000, $5.6 million and $5.6 million, respectively.

CAPITALIZATION

The following table sets forth our capitalization as of April 28, 2012:

•	on an actual basis;

•

on a pro forma basis further reflecting: (1) the Financing Transactions, including the payment of the 2012 Dividend and; (2) the conversion of all outstanding shares of our Series A 8% convertible preferred stock into 30,894,953 shares of common stock; and

•	on a pro forma as adjusted basis to further reflect:

•

our receipt of the net proceeds from the sale of 4,450,000 shares of our common stock in this offering based upon an assumed initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated underwriting discount, commissions and offering expenses payable by us; and

•	the application of the estimated net proceeds from this offering as described under “Use of Proceeds.”

You should read this table together with the sections entitled “Use of Proceeds,” “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of April 28, 2012
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$14,503	$12,027	$15,966

Long-term debt (including current maturities)
Revolving line of credit(1)	$—	$—	$—
Note payable	250	100,250	50,250

Total long-term debt	250	100,250	50,250
Preferred stock, $0.01 par value. Authorized 100,000,000 shares; 10,000,000 shares undesignated; 90,000,000 shares designated as Series A 8% convertible preferred stock:	191,855	—	—

Series A 8% convertible preferred stock, $0.01 par value. Issued and outstanding 89,291,773 shares with a liquidation preference of $218,588, actual; none authorized, none issued and outstanding, pro forma and pro forma, as adjusted(2)

Shareholders’ (deficit) equity:
Common stock, $0.01 par value. Authorized 69,200,000 shares; issued and outstanding 18,262,303 shares, actual; 49,157,256 issued and outstanding shares, pro forma; and 53,607,256 issued and outstanding shares on a pro forma, as adjusted basis	183	492	536
Additional paid-in capital	12,270	191,892	245,787
Accumulated deficit	(134,769)	(222,296)	(223,809)

Total shareholders’ (deficit) equity	(122,316)	(29,912)	22,514

Total capitalization(3)	$69,789	$70,338	$72,764

(1)	At April 28, 2012, there were no outstanding letters of credit and excess availability was approximately $20.0 million.

(2)	Our outstanding Series A 8% convertible preferred stock will convert into shares of our common stock in connection with the closing of this offering.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $4.1 million, assuming that the number of shares of common stock offered by us and the selling shareholders, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock outstanding set forth in the table above does not include:

•

1,002,275 shares of our common stock issuable upon the exercise of stock options outstanding as of April 28, 2012 with a weighted average exercise price of $8.64 per share (which does not give effect to the $2.02 equitable adjustment to the option exercise price on May 17, 2012); and

•	513,249 shares of our common stock reserved for future issuance under our equity incentive plan as of April 28, 2012.

DILUTION

If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the pro forma net tangible book value of your shares of our common stock. The pro forma net tangible book value of our common stock as of April 28, 2012 was $(29.9) million, or approximately $(0.61) per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the pro forma number of shares of common stock that would have been outstanding on April 28, 2012 after giving pro forma effect to the conversion of all outstanding shares of our Series A 8% convertible preferred stock into a total of 30,894,953 shares of common stock.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the closing of this offering. After giving effect to the sale of shares of our common stock in this offering based upon an assumed initial public offering price of $14.00 (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated underwriting discount, commissions and offering expenses payable by us, the conversion of all outstanding shares of our Series A 8% convertible preferred stock into a total of 30,894,953 shares of common stock and amounts used to repay outstanding indebtedness under the term loan facility, our pro forma net tangible book value as of April 28, 2012 would have been approximately $22.5 million, or approximately $0.42 per share. This represents an immediate increase in pro forma net tangible book value of $1.03 per share to existing shareholders and an immediate dilution of $13.58 per share to new investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$14.00

Pro forma net tangible book value as of April 28, 2012	$(0.61)
Increase in pro forma net tangible book value per share attributable to new investors in this offering	1.03
Pro forma as adjusted net tangible book value per share after this offering .		0.42
Dilution per share to new investors		$13.58

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) our pro forma net tangible book value by $4.1 million, the pro forma net tangible book value per share after this offering by $0.08 per share and the dilution in pro forma net tangible book value to new investors in this offering by $0.08 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table presents, on a pro forma basis, as of April 28, 2012, the differences between the number of shares of common stock purchased from us, the total consideration paid or exchanged and the average price per share paid by existing shareholders and by new investors purchasing shares of our common stock in this offering before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The table assumes an initial public offering price of $14.00 per share, as specified above.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders(1)	49,157,256	91.7%	$236,956	78.9%	$4.82
New investors	4,450,000	8.3%	$62,300	21.1%	$14.00

Total	53,607,256	100.0%	$299,256	100.0%

(1)	The total consideration paid by existing shareholders does not reflect the dividends received by them in the 2010 Dividend and 2012 Dividend.

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) total consideration paid by new shareholders by $4.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

Sales by the selling shareholders in this offering will reduce the number of shares held by existing shareholders to 44,707,256 shares, or approximately 83.4% (43,372,256 shares, or approximately 80.9%, if the underwriters exercise their option to buy additional shares in full), and will increase the number of shares to be purchased by new investors to 8,900,000 shares, or approximately 16.6% (10,235,000 shares, or approximately 19.1%, if the underwriters exercise their option to buy additional shares in full), of the total common stock outstanding after the offering.

The number of shares outstanding in the table above is based on the number of shares outstanding as of April 28, 2012, after giving effect to the conversion of all outstanding shares of our Series A 8% convertible preferred stock into 30,894,953 shares of our common stock in connection with the closing of this offering. The discussion and tables above do not include the following shares:

•

1,002,275 shares of our common stock issuable upon the exercise of stock options outstanding as of April 28, 2012 with a weighted average exercise price of $8.64 per share (which does not give effect to the $2.02 equitable adjustment to the option exercise price on May 17, 2012); and

•	513,249 shares of our common stock reserved for future issuance under our amended and restated equity incentive plan as of April 28, 2012.

To the extent any such shares of common stock are issued, new investors may experience further dilution. If the underwriters exercise their option to purchase additional shares in full, the following will occur: (1) the number of shares of common stock held by existing shareholders will represent approximately 86.8% of the total number of shares of common stock outstanding after this offering; and (2) the number of shares of common stock held by new investors will be increased to 7,300,524, or approximately 13.2% of the total number of shares of common stock outstanding after this offering.

	Fiscal Year					Thirteen Weeks Ended
	2007	2008	2009	2010	2011	April 30, 2011	April 28, 2012
	(in thousands, except total stores, share and per share data)
Diluted (loss) income per common share(2)	$(0.67)	$(0.62)	$0.54	$(0.08)	$—	$(0.18)	$(0.32)
Dividends declared per common share	$—	$—	$—	$13.24	$—	—	—
Weighted average shares outstanding:
Basic shares	7,553,045	7,417,727	7,452,811	9,672,195	15,903,599	15,800,033	16,420,716
Diluted shares	7,553,045	7,417,727	7,452,811	9,672,195	15,904,108	15,800,033	16,420,716
Unaudited pro forma net income (loss)(3)					$14,159		$(1,619)
Unaudited pro forma basic income (loss) per common share(3)					$0.28		(0.03)
Unaudited pro forma diluted income (loss) per common share(3)					$0.28		(0.03)
Unaudited pro forma weighted average shares outstanding:
Basic shares					50,369,981		50,887,098
Diluted shares					50,370,490		50,887,098

	Fiscal Year					Thirteen Weeks Ended
	2007	2008	2009	2010	2011	April 30, 2011	April 28, 2012
	(in thousands, except total stores, share and per share data)
Statement of Cash Flows Data:
Net cash (used in) provided by:
Operating activities	$(1,219)	$3,671	$9,227	$15,045	$46,695	$1,581	$(23,698)
Investing activities	$(5,021)	$(5,988)	$(7,285)	$(14,883)	$(18,558)	$(4,576)	$(4,801)
Financing activities	$6,641	$10,900	$(145)	$(445)	$1,003	$(27)	$1,709
Other Operating and Financial Data:
Total stores at end of period	67	82	102	142	192	145	199
Comparable store sales growth	5.4%	5.8%	12.1%	15.6%	7.9%	7.6%	10.4%
Average net sales per store(4)	$1,037	$1,185	$1,302	$1,542	$1,658	$326	$368
Adjusted EBITDA(5)	$(285)	$2,285	$11,088	$25,798	$42,377	$3,732	$6,625
Capital expenditures	$5,033	$5,991	$7,285	$14,883	$18,558	$4,576	$4,801
Adjusted EBITDA Reconciliation:
Net (loss) income	$(3,490)	$(1,750)	$11,658	$7,023	$16,078	$999	$(1,157)
Interest expense (income), net	208	131	73	28	(16)	(3)	(37)
Income tax (benefit) expense	—	—	(4,853)	4,753	10,159	665	(771)
Depreciation and amortization	2,115	2,799	3,660	4,805	7,071	1,434	2,107

EBITDA(6)	(1,167)	1,180	10,538	16,609	33,292	3,095	142
Non-contractual executive bonus expense(7)	—	—	—	—	6,087	—	—
Deferred rents(8)	608	297	232	1,164	1,401	258	110
Non-cash stock-based compensation and warrant expense(9)	199	329	274	2,332	1,246	319	6,373
Loss on disposal of assets(10)	16	169	5	288	273	—	—
Closed stores(11)	59	310	39	76	78	60	—
Transaction expense(12)	—	—	—	5,329	—	—	—

Adjusted EBITDA	$(285)	$2,285	$11,088	$25,798	$42,377	$3,732	$6,625

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

	Fiscal Year 2011	Thirteen Weeks Ended April 28, 2012
Shares used in computing basic net (loss) income per common share	15,903,599	16,420,716
Adjustment for assumed conversion of preferred stock	30,894,953	30,894,953
Adjustment for shares used to repay outstanding indebtedness under the term loan facility	3,571,429	3,571,429

Basic pro forma weighted average common shares outstanding	50,369,981	50,887,098
Dilutive effect of securities	509	—

Diluted pro forma weighted average common shares outstanding	50,379,490	50,887,098

(4)	Only includes stores open during the full fiscal year.
(5)	Adjusted EBITDA is defined as EBITDA (as defined below), further adjusted to exclude non-cash, non-recurring and other items not related to ongoing performance, such as non-contractual executive bonus expense, deferred rents, non-cash stock-based compensation and warrant expense, loss on disposal of assets, EBITDA for closed stores and expense related to the 2010 Transaction. We have presented Adjusted EBITDA because we believe that the exclusion of these items is appropriate to provide additional information to investors about our ongoing operating performance excluding certain non-cash and other items not related to ongoing performance and as a means to evaluate our period-to-period results. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. We have provided this information as a means to evaluate the results of our ongoing operations. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. Adjusted EBITDA has similar limitations as an analytical tool to those set forth in Note 6 below related to the use of EBITDA, and you should not consider it in isolation or as substitute for analysis of our results as reported under GAAP. Some of these additional limitations to the use of Adjusted EBITDA are:

•

Adjusted EBITDA does not reflect the non-contractual executive bonus expense, deferred rents, non-cash stock-based compensation and warrant expense, loss on disposal of assets, EBITDA for closed stores and expense related to the 2010 Transaction; and

•	Adjusted EBITDA does not reflect certain other costs that may recur in future periods.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplemental measure.

(6)	EBITDA represents net income before interest expense (income), income taxes (benefit), depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP, and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, our future requirements for capital expenditures or contractual commitments;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

On March 30, 2012, the Company granted stock options to purchase a total of 79,926 shares of common stock at an exercise price of $11.22 per share to 12 employees pursuant to the Company’s equity incentive plan. In addition, just previous to this grant, on March 22, 2012, the Company granted 2,020,620 shares of restricted stock in connection with the cancellation of previously granted options. The Company determined that the fair value of the common stock on the date of both grants was $11.01 per share. To assess the reasonableness of the fair value of the Company’s common stock on these dates, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $11.01 per common share as of March 22, 2012.

•	changes in valuation which were primarily due to the following:

•

multiples of the Company’s guideline public company peer group were generally lower than at the time of the Company’s previous valuation, which decreased the Company’s value per share; this decrease was offset by the planned leveraged dividend of approximately $100 million that provided shareholders with earlier liquidity, which increased the Company’s value per share.

•	there were no material changes in factors impacting common stock per share value from March 22, 2012 to March 30, 2012, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

As of June 12, 2012, the intrinsic value of our outstanding stock options using an assumed initial public offering price of $14.00 was $7.4 million.

right to include certain of their shares in this offering. Certain of these shareholders have requested that we include up to an aggregate of 4,930,573 shares of our common stock in this offering. This number may be decreased prior to the effectiveness of this offering by Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc., the representatives of the underwriters in this offering, in their sole discretion. We are obligated to pay all expenses in connection with such registration other than underwriting commissions or discounts resulting from the sale of shares by our shareholders in connection with this registration.

In addition, the amended and restated investor rights agreement contains registration rights that require us to register shares of our common stock held by the shareholders who are parties to the agreement in the event we register for sale, either for our own account or for the account of others, shares of our common stock in future offerings. The parties to such agreement have agreed to amend this agreement effective upon the closing of this offering. The amended and restated investor rights agreement, as amended, will provide for substantially similar registration rights and will continue to require a shareholder to execute a lock-up agreement with the underwriters in connection with the shareholder’s exercise of his or her registration rights in future offerings. Other provisions in the amended and restated investor rights agreement, including rights of first offer, preemptive rights and information rights will terminate.

Side Letter Agreement

On September 1, 2010, LLR Partners, David Schlessinger and Thomas Vellios entered into a side letter agreement pursuant to which LLR Partners agreed to vote all of their securities of Five Below in favor of the election of Messrs. Schlessinger and Vellios to our board of directors so long as Messrs. Schlessinger and Vellios remained employed by us. This side letter, pursuant to its terms, will terminate upon the closing of this offering.

Loan to Officer

During fiscal 2009, we extended a loan of $250,000 to Thomas Vellios, which was collateralized by a pledge of shares of Five Below common stock held by Mr. Vellios. The loan accrued interest at 4.11% and was payable on an annual basis starting on March 1, 2011. In connection with the 2010 Transaction and 2010 Dividend, Mr. Vellios offset the amount of the dividend due to him by $250,000 plus approximately $7,600 of accrued interest in full satisfaction of the amounts owed under the loan. In connection with the repayment of the loan, the pledge of Mr. Vellios’ shares was released.

Agreements with Management

We and certain of our executive officers have entered into employment agreements. The terms and conditions of certain of these employment agreements are more fully described in “Executive Compensation—Employment Agreements.”

Option Cancellation Agreements

Please see “Executive Compensation—Option Cancellation Agreements.”

Indemnification of Officers and Directors

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Pennsylvania law. Additionally, we may enter into indemnification agreements with any new directors or executive officers that may be broader in scope than the specific indemnification provisions contained in Pennsylvania law. There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table contains information about the beneficial ownership of our common stock as of June 12, 2012 and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each person, or group of persons, who beneficially owns more than 5% of our capital stock;

•	each executive officer named in the summary compensation table;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each person selling common stock in connection with this public offering.

For further information regarding material transactions between us and certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to restrictions, options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 28, 2012 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. Assuming the issuance of 4,450,000 shares of our common stock in this offering, there will be 53,607,256 shares of common stock outstanding after this offering. Beneficial ownership and the percentage of beneficial ownership prior to the offering are based on 49,157,256 shares of common stock outstanding on June 12, 2012, which gives effect to the conversion of our Series A 8% convertible preferred stock into common stock.

The table below assumes the underwriters do not exercise their option to purchase additional shares. Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Five Below, Inc., 1818 Market Street, Suite 1900, Philadelphia, Pennsylvania 19103.

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering	Percentage of Shares Beneficially Owned Prior to the Offering	Number of Shares Offered	Shares Beneficially Owned After the Offering	Percentage of Shares Beneficially Owned After the Offering
5% Shareholders Not Listed Below:
Funds managed by Advent International Corporation(1)	30,719,779	62.5%	2,591,845	28,127,934	52.5%
Funds managed by LLR Capital II, LLC(2)	4,718,286	9.6%	398,085	4,320,201	8.1%
Named Executive Officers & Directors:
Kenneth R. Bull	95,150	*	—	95,150	*
Steven J. Collins	—	*	—	—	*
Andrew W. Crawford	—	*	—	—	*
David M. Mussafer(3)	—	*	—	—	*
Howard D. Ross(4)	—	*	—	—	*
Thomas M. Ryan	159,248	*	—	159,248	*
Ronald L. Sargent(5)	261,674	*	—	261,674	*
David Schlessinger(6)	3,154,174	6.4%	235,453	2,849,521	5.3%
Thomas G. Vellios(7)	2,770,856	5.6%	233,486	2,537,370	4.7%
All executive officers and directors as a group (10 persons)	6,441,102	13.1%	468,939	5,902,963	11.0%
Additional Selling Shareholders:
Alan B. Mirken 1997 Family Trust(8)	230,334	*	23,033	207,301	*
Blue Nine Fund I, L.P.(9)	1,699,802	3.5%	143,413	1,556,389	2.9%
Mary Fran Cardamone	346,000	*	69,200	276,800	*
FBS Associates, LLC(10)	438,096	*	36,962	401,134	*
Bruce Frankel	117,230	*	69,200	48,030	*
Michael Levin	110,503	*	16,954	93,549	*
Mirken 2008-A Five Below Investment Trust(11)	645,635	1.3%	64,564	581,071	1.1%
Mirken 2008-B Five Below Family Trust(12)	184,005	*	18,401	165,604	*
Eugene F. Rosadino	95,150	*	6,920	88,230	*
Sage Private Equity Partners I, LP(13)	532,307	1.1%	532,307	—	*
Marcye Shayer	165,550	*	10,176	155,374	*

*	Less than 1%
(1)

The funds managed by Advent International Corporation own 62.5% of Five Below, Inc. prior to this offering and all of the shares held by such funds are shares of our Series A 8% convertible preferred stock which will convert into shares of our common stock on a 1-for-0.3460 basis. This table assumes the conversion has occurred. The direct ownership of the shares of common stock consists of 13,925,282 shares held by Advent International GPE VI Limited Partnership, 8,159,172 shares held by Advent International GPE VI-A Limited Partnership, 703,478 shares held by Advent International GPE VI-B Limited Partnership, 718,833 shares held by Advent International GPE VI-C Limited Partnership, 574,461 shares held by Advent International GPE VI-D Limited Partnership, 1,708,028 shares held by Advent International GPE VI-E Limited Partnership, 2,620,386 shares held by Advent International GPE VI-F Limited Partnership, 1,652,725 shares held by Advent International GPE VI-G Limited Partnership, 509,952 shares held by Advent Partners GPE VI 2008 Limited Partnership, 18,444 shares held by Advent Partners GPE VI 2009 Limited Partnership, 39,947 shares held by Advent Partners GPE VI 2010 Limited Partnership, 43,006 shares held by Advent Partners GPE VI—A 2010 Limited Partnership and 46,064 shares held by Advent Partners GPE VI—A Limited Partnership. The funds managed by Advent International Corporation collectively purchased their interest in shares of our capital stock on October 14, 2010. Immediately prior to this offering, the funds managed by Advent International Corporation will beneficially own 30,719,779 shares (or 62.5%) of our common stock, or 62.5% of our common stock on a fully diluted basis. In the offering, Advent International GPE VI Limited Partnership will be entitled to sell 1,174,885 shares of our common stock (or a total of 1,605,872 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-A Limited Partnership will be entitled to sell 688,395 shares of our common stock (or a total of 940,921 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-B Limited Partnership will be entitled to sell 59,353 shares of our common stock (or a total 81,126 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-C Limited Partnership will be entitled to sell 60,648 shares of our common stock (or a total of 82,896 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-D Limited Partnership will be entitled to sell 48,468 shares of our common stock (or a total of 66,248 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-E Limited Partnership will be entitled to sell 144,107 shares of our common stock (or a total of 196,971 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-F Limited Partnership will be entitled to sell 221,083 shares of our common stock (or a total of 302,184 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-G Limited Partnership will be entitled to sell 139,441 shares of our common stock (or a total of 190,593 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI 2008 Limited Partnership will be entitled to sell 43,025 shares of our common stock (or a total of 58,808 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI 2009 Limited Partnership will be entitled to sell 1,556 shares of our common stock (or a total of 2,127 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI 2010 Limited Partnership will be entitled to sell 3,370 shares of our common stock (or a total of 4,606 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI—A 2010 Limited Partnership will be entitled to sell 3,628 shares of our common stock (or a total of 4,959 shares if the underwriters exercise in full their option to purchase additional shares) and Advent Partners GPE VI—A Limited Partnership will be entitled to sell 3,886 shares of our common stock (or a total of 5,312 shares if the underwriters exercise in full their option to purchase additional shares). Immediately after this offering, the funds managed by Advent International Corporation will beneficially own 28,127,934 shares (or 52.5%) of our common stock, or 52.5% of our common stock on a fully diluted basis. If the underwriters exercise in full their option to purchase additional shares, the funds managed by Advent International Corporation will beneficially own 27,177,156 shares (or 50.7%) of our common stock, or 50.7% of our common stock on a fully diluted basis. Advent International Corporation is the manager of Advent International LLC, which is the general partner of: GPE VI GP Limited Partnership; GPE VI GP (Delaware) Limited Partnership; Advent Partners GPE VI 2008 Limited Partnership; Advent Partners GPE VI 2009 Limited Partnership; Advent Partners GPE VI 2010 Limited Partnership; Advent Partners A Limited Partnership and Advent Partners GPE VI—A 2010 Limited Partnership. GPE VI GP Limited Partnership is the general partner of: Advent International GPE VI Limited Partnership; Advent International GPE VI-A Limited Partnership; Advent International GPE VI-B Limited Partnership; Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) Limited Partnership is the general partner of: Advent International GPE VI-C Limited Partnership; Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. Advent International Corporation exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. With respect to the shares held by funds managed by Advent International Corporation, a group of individuals currently composed of Richard F. Kane, David M. Mussafer and Steven M. Tadler, none of whom have individual voting or investment power, exercise voting and investment power over the shares beneficially owned by Advent International Corporation. Each of Mr. Kane, Mr. Mussafer and Mr. Tadler disclaims beneficial ownership of the shares held by funds managed by Advent International Corporation, except to the extent of their respective pecuniary interest therein. The address of Advent International Corporation and each of the funds listed above is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(2)

The funds managed by LLR Capital II, LLC own 9.6% of Five Below, Inc. prior to this offering. The direct ownership of the shares of common stock consists of 4,238,478 shares held by LLR Equity Partners II, L.P.

and 479,808 shares held by LLR Equity Partners Parallel II, L.P., collectively referred to as LLR Equity Partners, prior to the offering. Immediately prior to this offering, LLR Equity Partners will beneficially own 4,718,286 shares (or 9.6%) of our common stock, or 9.6% of our common stock on a fully diluted basis. In the offering, LLR Equity Partners II, L.P. will be entitled to sell 357,603 shares of our common stock (or a total of 488,784 shares if the underwriters exercise in full their option to purchase additional shares) and LLR Equity Partners Parallel II, L.P. will be entitled to sell 40,482 shares of our common stock (or a total of 55,332 shares if the underwriters exercise in full their option to purchase additional shares). Immediately after this offering, LLR Equity Partners will beneficially own 4,320,201 shares (or 8.1%) of our common stock, or 8.1% of our common stock on a fully diluted basis. If the underwriters exercise in full their option to purchase additional shares, LLR Equity Partners will beneficially own 4,174,170 shares (or 7.8%) of our common stock, or 7.8% of our common stock on a fully diluted basis. LLR Capital II, LLC is the general partner of LLR Capital II, L.P. which is the general partner of each of LLR Equity Partners II, L.P. and LLR Equity Partners Parallel II, L.P. LLR Capital II, LLC exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. With respect to the shares of our common stock held by the LLR, a group of individuals currently composed of Mitchell Hollin, Seth Lehr, Ira Lubert and Howard Ross, none of whom have individual voting or investment power, exercise voting and investment power over the shares beneficially owned by LLR Capital II, LLC and each of the funds mentioned above. Each of Messrs. Hollin, Lehr, Lubert and Ross disclaim beneficial ownership of the shares held by LLR Capital II, LLC, except to the extent of their respective pecuniary interest therein. The address of LLR Capital II, LLC is c/o LLR Capital II, LLC, Cira Centre, 2929 Arch Street, Suite 2700, Philadelphia, PA 19104.
(3)	Mr. Mussafer is a member of a group of persons who exercise voting and investment power over the shares of common stock beneficially owned by the funds managed by Advent International Corporation and may be deemed to beneficially own the shares held by these funds. Mr. Mussafer disclaims beneficial ownership of the shares of common stock held by the funds managed by Advent International Corporation, except to the extent of his pecuniary interest therein. Mr. Mussafer’s address is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(4)	Mr. Ross is a member of a group of persons who exercise voting and investment power over the shares of common stock beneficially owned by the LLR Capital II, LLC and may be deemed to beneficially own the shares held by these funds. Mr. Ross disclaims beneficial ownership of the shares of common stock held by the funds managed by LLR Capital II, LLC, except to the extent of his pecuniary interest therein. Mr. Ross’s address is c/o LLR Capital II, LLC, Cira Centre, 2929 Arch Street, Suite 2700, Philadelphia, PA 19104.
(5)	Includes 506,284 shares of our Series A 8% convertible preferred stock owned by Sargent Family Investment, LLC. The shares of our series A 8% convertible preferred stock will convert into shares of our common stock on a 1-for-0.3460 basis. This table assumes the conversion has occurred. Mr. Sargent, the sole member and manager of Sargent Family Investment, LLC, exercises voting and investment power over the shares beneficially owned by Sargent Family Investment, LLC.
(6)	The total shares beneficially owned by Mr. Schlessinger includes 17,473 shares of common stock held by members of his family. The total shares beneficially owned by Mr. Schlessinger prior to the offering includes 363,473 shares of common stock held by certain shareholders as to which Mr. Schlessinger has sole voting power pursuant to irrevocable proxies granted by such shareholders. Mr. Schlessinger disclaims beneficial ownership of the shares of common stock subject to such proxies.
(7)	Includes 3,460 shares of common stock held by certain shareholders as to which Mr. Vellios has sole voting power pursuant to irrevocable proxies granted by such shareholders. Mr. Vellios disclaims beneficial ownership of the shares of common stock subject to such proxies.
(8)	Alan B. Mirken 1997 Family Trust beneficially owns 230,334 shares. In the offering, Alan B. Mirken 1997 Family Trust will be entitled to sell 23,033 shares of our common stock. Immediately after this offering, Alan B. Mirken 1997 Family Trust will beneficially own 207,301 shares of our common stock. With respect to the shares of our common stock held by Alan B. Mirken 1997 Family Trust, Mitchell Rubin and Richard Zenker, the trustees, exercise voting and investment power over the shares beneficially owned by Alan B. Mirken 1997 Family Trust. Messrs. Rubin and Zenker disclaim beneficial ownership of the shares held by Alan B. Mirken 1997 Family Trust, except to the extent of their pecuniary interest therein. The address of Alan B. Mirken 1997 Family Trust is c/o Richard Zenker, 5 Fox Den Road, Mount Kisco, NY 10549.

(9)	Immediately prior to this offering, Blue 9 Fund I, L.P. will beneficially own 1,699,802 shares (or 3.5%) of our common stock, or 3.5% of our common stock on a fully diluted basis. In the offering, Blue 9 Fund I, L.P. will be entitled to sell 143,413 shares of our common stock (or a total of 196,022 shares if the underwriters exercise in full their option to purchase additional shares). Immediately after this offering, Blue 9 Fund I, L.P. will beneficially own 1,556,389 shares (or 2.9%) of our common stock, or 2.9% of our common stock on a fully diluted basis. If the underwriters exercise in full their option to purchase additional shares, Blue 9 Fund I, L.P. will beneficially own 1,503,780 shares (or 2.8%) of our common stock, or 2.8% of our common stock on a fully diluted basis. Blue 9 Capital, LLC is the general partner of Blue 9 Fund I, L.P. Blue 9 Capital, LLC exercises voting and investment power over the shares held by Blue 9 Fund I, L.P. and may be deemed to have beneficial ownership of these shares. With respect to the shares of our common stock held by Blue 9 Fund I, L.P., Steven Tuttleman exercises voting and investment power over the shares beneficially owned by Blue 9 Capital, LLC. Mr. Tuttleman disclaims beneficial ownership of the shares held by Blue 9 Fund I, L.P., except to the extent of his pecuniary interest therein. The address of Blue 9 Fund I, L.P. is c/o Blue 9 Capital, LLC, 23 Tettemer Road, Erwinna, PA 18920.
(10)	FBS Associates, LLC beneficially owns 438,096 shares. In the offering, FBS Associates, LLC will be entitled to sell 36,962 shares of our common stock (or a total of 50,521 shares if the underwriters exercise in full their option to purchase additional shares). Immediately after this offering, FBS Associates, LLC will beneficially own 401,134 shares of our common stock. If the underwriters exercise in full their option to purchase additional shares, FBS Associates, LLC will beneficially own 387,575 shares of our common stock. With respect to the shares of our common stock held by FBS Associates, LLC, Samuel Sidewater, its general partner, exercises voting and investment power over the shares beneficially owned by FBS Associates, LLC. Mr. Sidewater disclaims beneficial ownership of the shares held by FBS Associates, LLC, except to the extent of his pecuniary interest therein. The address of FBS Associates, LLC is c/o RP Management, Inc., P.O. Box 678, One Wynnewood Road, S. 101, Wynnewood, PA 19096.
(11)	Mirken 2008-A Five Below Investment Trust beneficially owns 645,635 shares (or 1.3%). In the offering, Mirken 2008-A Five Below Investment Trust will be entitled to sell 64,564 shares of our common stock. Immediately after this offering, Mirken 2008-A Five Below Investment Trust will beneficially own 581,071 shares (or 1.1%) of our common stock, or 1.1% of our common stock on a fully diluted basis. With respect to the shares of our common stock held by Mirken 2008-A Five Below Investment Trust, Alan Mirken, Mitchell Rubin and Richard Zenker, the trustees, exercise voting and investment power over the shares beneficially owned by Mirken 2008-A Five Below Investment Trust. Messrs. Mirken, Rubin and Zenker disclaim beneficial ownership of the shares held by Mirken 2008-A Five Below Investment Trust, except to the extent of their pecuniary interest therein. The address of Mirken 2008-A Five Below Investment Trust is c/o Richard Zenker, 5 Fox Den Road, Mount Kisco, NY 10549.
(12)	Mirken 2008-B Five Below Family Trust beneficially owns 184,005 shares. In the offering, Mirken 2008-B Five Below Family Trust will be entitled to sell 18,401 shares of our common stock. Immediately after this offering, Mirken 2008-B Five Below Family Trust will beneficially own 165,604 shares of our common stock. With respect to the shares of our common stock held by Mirken 2008-B Five Below Family Trust, Alan Mirken, Mitchell Rubin and Richard Zenker, the trustees, exercise voting and investment power over the shares beneficially owned by Mirken 2008-A Five Below Investment Trust. Messrs. Mirken, Rubin and Zenker disclaim beneficial ownership of the shares held by Mirken 2008-A Five Below Investment Trust, except to the extent of their pecuniary interest therein. The address of Mirken 2008-A Five Below Investment Trust is c/o Richard Zenker, 5 Fox Den Road, Mount Kisco, NY 10549.
(13)	Sage Private Equity Partners I, LP beneficially owns 532,307 shares (or 1.1%). In the offering, Sage Private Equity Partners I, LP will sell all of its shares of our common stock. Immediately after this offering, Sage Private Equity Partners I, LP will not own any shares of our common stock. With respect to the shares of our common stock held by Sage Private Equity Partners I, LP, Cohn Management Group, which is controlled by Alan J. Cohn and Stephen L. Cohn, exercises voting and investment power over the shares beneficially owned by Sage Private Equity Partners I, LP. Messrs. Cohn disclaim beneficial ownership of the shares held by Sage Private Equity Partners I, LP, except to the extent of their pecuniary interest therein. The address of Sage Private Equity Partners I, LP is c/o Alan Cohn, 300 Barr Harbor Drive, Suite 200, Conshohocken, PA 19428.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock, our amended and restated articles of incorporation and our amended bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our forms of amended and restated articles of incorporation and amended bylaws, to be effective upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is part.

General

Upon the closing of this offering, our authorized capital stock will consist of 120,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

As of June 12, 2012, there were outstanding:

•	18,262,303 shares of our common stock held by 190 shareholders of record;

•	89,291,773 shares of our Series A 8% convertible preferred stock that are convertible into 30,894,953 shares of our common stock; and

•	stock options to purchase an aggregate of 1,177,005 shares of our common stock with a weighted average exercise price of $7.73 per share.

Prior to the closing of this offering, we amended our articles of incorporation to effect a 0.3460-for-1 reverse stock split of our common stock. Concurrent with the reverse stock split, we adjusted (x) the number of shares subject to and the conversion price of our Series A 8% convertible preferred stock, (y) the number of shares subject to and the exercise price of our outstanding stock option awards under our equity incentive plan and (z) the number of shares subject to and the exercise price of our outstanding warrants, such that the holders of the preferred stock, options and warrants are in the same economic position both before and after the reverse stock split.

Assuming the underwriters do not exercise their option to purchase additional shares, and after giving effect to the stock split, upon the closing of this offering all of the outstanding shares of our Series A 8% convertible preferred stock will convert into 30,894,953 shares of our common stock.

2012 Dividend

On May 15, 2012, we declared and subsequently paid on May 16, 2012 the 2012 Dividend on shares of our common stock and our Series A 8% convertible preferred stock.

Common Stock

Voting rights

Holders of our common stock are entitled to one vote for each share for the election of directors and on all other matters submitted to a vote of shareholders, and do not have cumulative voting rights in the election of directors. Whenever corporate action is to be taken by vote of the shareholders, it becomes authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders present in person or by proxy and entitled to vote on the matter.

Dividend rights

Subject to the preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the board of directors.

Rights upon liquidation

In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Other rights and preferences

Holders of our common stock have no preemptive, subscription, conversion, redemption or sinking fund rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Listing

We intend to apply to list our common stock on The NASDAQ Global Select Market under the trading symbol “FIVE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     . Its address is                     , and its telephone number is (        )                     .

Preferred Stock

As of June 12, 2012, we had 89,291,773 shares of Series A 8% convertible preferred stock outstanding. Upon the closing of the offering, the outstanding shares of Series A 8% convertible preferred stock will convert into 30,894,953 shares of common stock and there will be no shares of preferred stock outstanding. Upon the closing of the offering, our board of directors has the authority, without further action by the shareholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Accordingly, our board of directors, without shareholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, may adversely affect the voting and other rights of the holders of our common stock, and could have the effect of delaying, deferring or preventing a change of control of Five Below or other corporate action. See “—Anti-Takeover Effects of Certain Provisions of Pennsylvania Law and our Amended and Restated Articles of Incorporation and Amended Bylaws.” At present, we have no plans to issue any shares of preferred stock following this offering.

Equity Incentive Awards

Options

As of June 12, 2012, we had outstanding options to purchase 1,177,005 shares of our common stock at a weighted-average price of $7.73 per share, of which no options to purchase shares were vested at such time. Upon the closing of the offering, we will have 5,005,258 shares remaining available for issuance pursuant to our equity incentive plan.

Restricted Common Stock

In addition, as of June 12, 2012, we had 1,414,936 shares of restricted common stock issued and outstanding. 67,856 of such shares were issued in connection with the 2010 Transaction and pursuant to our equity incentive plan when all of our options were exercised for common shares or restricted common shares on October 13, 2010. 1,347,080 of such shares were issued in connection with the Option Cancellation Agreements to Messrs. Schlessinger and Vellios.

Registration Rights

Pursuant to the existing amended and restated investor rights agreement, certain funds managed by Advent, LLR Partners, Sargent Family Investment, LLC, Blue 9 Fund I, L.P., David Schlessinger and Thomas Vellios have the right to include certain of their shares in this offering. Certain of these shareholders have requested that we include up to an aggregate of 4,930,573 shares of our common stock in this offering. This number may be decreased prior to the effectiveness of this offering by Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc., the representatives of the underwriters in this offering, in their sole discretion. We are obligated to pay all expenses in connection with such registration other than underwriting commissions or discounts resulting from the sale of shares by our shareholders in connection with this registration.

Upon the closing of this offering, shareholders who are parties to the existing amended and restated investor rights agreement, as amended, as well as Messrs. Sargent and Ryan will have the right, subject to various conditions and limitations, to include their shares of our common stock in registration statements relating to our securities. The right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Anti-Takeover Effects of Certain Provisions of Pennsylvania Law and our Amended and Restated Articles of Incorporation and Amended Bylaws

Our amended and restated articles of incorporation and our amended bylaws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and could make it more difficult to acquire control of us by means of a tender offer, open market purchases, a proxy contest or otherwise. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our board of directors the power to discourage acquisitions that some shareholders may favor.

No Cumulative Voting

As of the closing of this offering, our only issued and outstanding shares of capital stock will be common stock. Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. Our amended and restated articles of incorporation do not allow for cumulative voting in the election of directors, therefore shareholders holding a majority of the outstanding capital stock entitled to vote will be able to elect all of our directors.

Special Shareholders’ Meetings and Right to Act by Written Consent

According to our amended bylaws, our shareholders are not permitted to call, or to require that the board of directors call, a special meeting of shareholders. Rather, a special meeting of shareholders may only be called by the chairman of our board of directors or our Chief Executive Officer or upon a resolution adopted by a majority of our entire board of directors. In addition, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by us.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may put downward pressure on the market price of our common stock and our ability to raise capital through a future sale of our securities.

Upon the closing of this offering, 53,607,256 shares of common stock will be outstanding. The number of shares outstanding after this offering is based on the number of shares outstanding as of June 12, 2012 and assumes the conversion of all shares of preferred stock into common stock, the exercise of all outstanding warrants and no exercise of outstanding stock options. The 4,450,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers. The remaining 49,157,256 shares of common stock held by existing shareholders are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 701 under the Securities Act, or meet the safe harbor requirements of Rule 144 under the Securities Act, which are summarized below. The remaining shares of common stock held by our existing shareholders upon the closing of this offering will be available for sale in the public market after the expiration of the lock-up agreements described below and under “Underwriting,” taking into account the provisions of Rules 144 and 701 of the Securities Act.

Sales of Restricted Shares and Shares Held by Our Affiliates

Rule 144

In general, under Rule 144, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described below and in “Underwriting” and within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 536,073 shares immediately after this offering, or the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice of the sale with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Under Rule 144(b)(1), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), is entitled to sell its shares without complying with the volume limitation or the manner of sale or notice provisions of Rule 144 beginning 90 days after the date of this prospectus, provided current public information about us is available. Such current, public information requirement shall not apply if such shares were beneficially owned for at least twelve months.

Rule 701

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the date we become subject to the reporting requirements of the Securities Exchange Act. To be eligible for resale under Rule 701, shares must have been issued in connection with written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement. Subject to the 180-day lock-up period described below and in “Underwriting,” approximately 3,147,018 shares of our common stock will be eligible for sale in accordance with Rule 701.

Sales under Rules 144 and 701

No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 (or pursuant to Form S-8, if applicable) because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

Equity Incentive Plan

As of June 12, 2012, we had outstanding options to purchase 1,177,005 shares of our common stock, of which no options to purchase shares were vested. In addition, we had 1,414,936 shares of restricted stock outstanding, of which 67,856 were issued in connection with the 2010 Transaction as a result of the conversion of the options outstanding under the equity incentive plan prior to the 2010 Transaction and 1,347,080 were issued in connection with the Option Cancellation Agreements to Messrs. Schlessinger and Vellios.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options and other awards issuable under our equity incentive plan. We expect to file the registration statement covering shares offered pursuant to our equity incentive plan shortly after the date of this prospectus, permitting the resale of such shares, subject to compliance with the resale provisions of Rule 144 applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares. Our equity incentive plan is described in more detail under “Executive Compensation—Employee Benefit Plans.”

Lock-Up Agreements

We and the holders of substantially all of our common stock outstanding on the date of this prospectus, including each of our executive officers, directors and selling shareholders, have entered into lock-up agreements with the underwriters providing that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, without the prior written consent of Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. for a period of 180 days from the date of this prospectus. The lock-up agreements are subject to customary exceptions, including transfers of shares (i) as a bona fide gift of shares, provided that the donee agrees to be bound in writing by the restrictions described above; (ii) to any trust for the benefit of the lock-up party or the immediate family of the lock-up party, provided that the trustee agrees to be bound in writing by the restrictions described above, and

UNDERWRITING

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Barclays Capital Inc., Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., UBS Securities LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering, and Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Barclays Capital Inc.
Jefferies & Company, Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
UBS Securities LLC
Wells Fargo Securities, LLC

Total	8,900,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,335,000 shares from the selling shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,335,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Shareholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and holders of substantially all of our common stock on the date of this prospectus, including each of our executive officers, directors and selling shareholders, have agreed with the underwriters, subject to certain

FIVE BELOW, INC.

Statements of Operations

(in thousands, except share and per share data)

	Fiscal Year
	2009	2010	2011
Net sales	$125,135	$197,189	$297,113
Cost of goods sold	85,040	131,046	192,252

Gross profit	40,095	66,143	104,861
Selling, general and administrative expenses	33,217	54,339	78,640

Operating income	6,878	11,804	26,221
Interest expense (income), net	73	28	(16)

Income before income taxes	6,805	11,776	26,237
Income tax (benefit) expense	(4,853)	4,753	10,159

Net income	11,658	7,023	16,078
Series A 8% Convertible Preferred Stock cumulative dividends	—	(4,507)	(15,913)
Accretion of Redeemable Convertible Preferred Stock	(4,250)	(3,329)	—

Net income (loss) available to shareholders	7,408	(813)	165
Less: Net income attributable to participating securities	(3,365)	—	(109)

Net income (loss) available to common shareholders	$4,043	$(813)	$56

Basic income (loss) per common share	$0.54	$(0.08)	$—

Diluted income (loss) per common share	$0.54	$(0.08)	$—

Dividends declared per common share	$—	$13.24	$—

Weighted average shares outstanding:
Basic shares	7,452,811	9,672,195	15,903,599

Diluted shares	7,452,811	9,672,195	15,904,108

Unaudited pro forma net income (see note 1)			$14,159

Unaudited pro forma basic income per common share (see note 1)			$0.28

Unaudited pro forma diluted income per common share (see note 1)			$0.28

Unaudited pro forma weighted average shares outstanding (see note 1):
Basic shares			50,369,981

Diluted shares			50,370,490

See accompanying notes to financial statements.

F-4

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

(1) Summary of Significant Accounting Policies

(a) Description of Business

Five Below, Inc. (the Company) is a specialty value retailer offering merchandise targeted at the aspirational teen and pre-teen demographic. The Company offers an edited assortment of products, priced at $5 and below. The Company’s edited assortment of products include select brands and licensed merchandise. The Company believes its merchandise is readily available, and that there are a number of potential vendors that could be utilized, if necessary, under approximately the same terms the Company is currently receiving; thus, it is not dependent on a single vendor or a group of vendors.

The Company is incorporated in the Commonwealth of Pennsylvania and as of January 28, 2012, operated 192 stores in Pennsylvania, New Jersey, Delaware, Maryland, Virginia, Massachusetts, New Hampshire, West Virginia, North Carolina, New York, Connecticut, Rhode Island, Ohio, Illinois, Indiana, and Michigan, each operating under the name “Five Below.” As of January 29, 2011 and January 30, 2010 the Company operated 142 stores and 102 stores, respectively.

(b) Fiscal Year

The Company operates on a 52/53-week fiscal year ending on the Saturday closest to January 31. The period from January 30, 2011 to January 28, 2012 is referred to as Fiscal 2011. The period from January 31, 2010 to January 29, 2011 is referred to as Fiscal 2010. The period from February 1, 2009 to January 30, 2010 is referred to as Fiscal 2009. Fiscal 2011, Fiscal 2010 and Fiscal 2009 included 52 weeks.

(c) Unaudited Pro Forma Presentation

Pro forma net income information gives effect to: (i) income attributable to participating securities; (ii) cumulative dividends related to the Series A 8% Convertible Preferred Stock; and (iii) the $100,000 term loan facility entered into on May 16, 2012 with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders, including the repayment of $50,000 of outstanding indebtedness under the term loan facility with the Company’s proposed initial public offering (IPO) proceeds.

The following is a reconciliation of historical net income to unaudited pro forma net income:

Fiscal Year 2011
Net income available to common shareholders	$56

Add:
Income attributable to participating securities	109
Series A 8% Convertible Preferred Stock cumulative dividends	15,913

Less:
Interest expense on new term loan facility, net of tax	(1,616)
Amortization of deferred financing fees related to new term loan facility, net of tax	(303)

Unaudited pro forma net income	$14,159

Pro forma weighted average share data gives effect to: i) the conversion of our outstanding shares of Series A 8% Convertible Preferred Stock into shares of common stock in connection with the closing of the IPO; and ii) the number of shares in the Company’s proposed IPO whose proceeds will be used to repay $50,000 of outstanding indebtedness under the term loan facility.

F-7	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

Fiscal Year 2011
Shares used in computing basic income per common share	15,903,599
Adjustment for assumed conversion of Series A 8% Convertible Preferred Stock	30,894,953
Adjustment for shares used to repay outstanding indebtedness under the term loan facility	3,571,429

Unaudited basic pro forma weighted average shares outstanding	50,369,981

Dilutive effect of securities	509

Unaudited diluted pro forma weighted average shares outstanding	50,370,490

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity date of three months or less when purchased to be cash equivalents. The majority of payments due from banks for third-party credit card and debit card transactions resulting from customer purchases at the Company’s retail stores process within 24 to 48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. All credit card and debit card transactions that process in less than seven days are classified as cash and cash equivalents in the accompanying balance sheets. Amounts due from banks for these transactions classified as cash equivalents totaled $680 and $1,182 at January 29, 2011 and January 28, 2012, respectively. Book overdrafts, which are outstanding checks in excess of funds on deposit, are recorded within accounts payable in the accompanying balance sheets and within operating activities in the accompanying statements of cash flows.

The Company’s cash accounts are primarily maintained with one financial institution.

(e) Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts payable, and borrowings under a line of credit and a note payable. The Company believes that: (1) the carrying value of cash and cash equivalents and accounts payable are representative of their respective fair value due to the short-term nature of these instruments; (2) the carrying value of the borrowings under the line of credit approximates their fair value because the line of credit’s interest rates vary with market interest rates; and (3) the carrying value of the note payable approximates fair value because its negotiated terms and conditions are consistent with current market rates.

(f) Inventories

Inventories consist of finished goods purchased for resale, including freight, and are stated at the lower of cost or market value, at the individual product level. Cost is determined on a weighted average cost method which approximates a FIFO (first-in, first-out) basis due to the nature of our inventory. Management of the Company reviews inventory levels in order to identify slow-moving merchandise and uses markdowns to clear merchandise. Inventory cost is reduced when the selling price less costs of disposal is below cost. The Company accrues an estimate for inventory shrink for the period between the last physical count and the balance sheet date. The shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends.

(g) Property and Equipment

Property and equipment are stated at cost. Additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred. The straight-line method of depreciation and amortization is

F-8	(Continued)

FIVE BELOW, INC.

Statements of Operations

(Unaudited)

(in thousands, except share and per share data)

	Thirteen weeks ended
	April 30, 2011	April 28, 2012
Net sales	$47,427	$71,829
Cost of goods sold	32,840	48,809

Gross profit	14,587	23,020
Selling, general and administrative expenses	12,926	24,985

Operating income (loss)	1,661	(1,965)
Interest income, net	(3)	(37)

Income (loss) before income taxes	1,664	(1,928)
Income tax expense (benefit)	665	(771)

Net income (loss)	999	(1,157)
Series A 8% Convertible Preferred Stock cumulative dividends	(3,869)	(4,168)

Net loss attributable to common shareholders	$(2,870)	$(5,325)

Basic loss per common share	$(0.18)	$(0.32)

Diluted loss per common share	$(0.18)	$(0.32)

Weighted average shares outstanding:
Basic shares	15,800,033	16,420,716

Diluted shares	15,800,033	16,420,716

Unaudited pro forma net loss		$(1,619)

Unaudited pro forma basic loss per common share		$(0.03)

Unaudited pro forma diluted loss per common share		$(0.03)

Unaudited pro forma weighted average shares outstanding:
Basic shares		50,887,098

Diluted shares		50,887,098

See accompanying notes to financial statements.

F-27

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

Pro forma weighted average share data gives effect to: i) the conversion of our outstanding shares of Series A 8% Convertible Preferred Stock into shares of common stock in connection with the closing of the IPO; and ii) the number of shares in the Company’s proposed IPO whose proceeds will be used to repay $50,000 of outstanding indebtedness under the term loan facility.

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

Thirteen weeks ended April 28, 2012
Shares used in computing basic loss per common share	16,420,716
Adjustment for assumed conversion of Series A 8% Convertible Preferred Stock	30,894,953
Adjustment for shares used to repay outstanding indebtedness under the term loan facility	3,571,429

Unaudited basic pro forma weighted average shares outstanding	50,887,098
Dilutive effect of securities	—

Unaudited diluted pro forma weighted average shares outstanding	50,887,098

(c) Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in ASU No. 2011-04 result in common fair value measurement and disclosure requirements in U.S. generally accepted accounting principles (GAAP) and international financial reporting standards (IFRS) and change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. The adoption of the new requirements of ASU No. 2011-04 did not have an impact on the Company’s financial position or results of operations.

(2) Income (Loss) Per Common Share

Basic income (loss) per common share amounts are calculated using the weighted-average number of common shares outstanding for the period. Diluted income (loss) per common share amounts are calculated using the weighted-average number of common shares outstanding for the period and include the dilutive impact of preferred stock using the if-converted method and exercise of stock options and warrants as well as assumed lapse of restrictions on restricted stock awards using the treasury stock method.

The two-class method is used to calculate basic and diluted income (loss) per common share since preferred and restricted stock are participating securities under Accounting Standards Codification (ASC) 260 Earnings per share. The two-class method is an earnings allocation formula that determines income per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, basic income (loss) per common share is computed by dividing net income (loss) attributable to common shares after allocation of income to

F-31	(Continued)

8,900,000 Shares

Five Below, Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

Barclays

Jefferies

Credit Suisse

Deutsche Bank Securities

UBS Investment Bank

Wells Fargo Securities

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Exhibit 5.1

400 Berwyn Park

899 Cassatt Road

Berwyn, PA 19312-1183

610.640.7800

Fax 610.640.7835

             , 2012

Five Below, Inc.

1818 Market Street

Suite 1900

Philadelphia, PA 19103

Re:	Underwritten Public Offering

Ladies and Gentlemen:

We have acted as counsel to Five Below, Inc., a Pennsylvania corporation (the “Company”), in connection with the Registration Statement on Form S-1 (Registration No. 333-180780) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement relates to the public offering (the “Offering”) of up to an aggregate of 8,900,000 shares of the common stock, par value $0.01 per share, of the Company (the “Shares”). The Shares are inclusive of 4,450,000 shares (the “Company Firm Shares”) that are being offered by the Company, 4,450,000 shares (the “Selling Shareholder Firm Shares”) that are being offered by certain selling shareholders (the “Selling Shareholders”), and up to 1,335,000 shares being offered if the underwriters exercise in full their option to purchase additional shares, all of which will be offered by Selling Shareholders (the “Selling Shareholder Option Shares,” and together with the Selling Shareholder Firm Shares, the “Selling Shareholder Shares”).

We understand that the Shares are to be sold by the Company and the Selling Shareholders pursuant to the terms of an Underwriting Agreement (the “Underwriting Agreement”) in substantially the form filed as Exhibit 1.1 to the Registration Statement.

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.

In connection herewith, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Registration Statement (including all amendments thereto) as filed with the Commission, (ii) the form of Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement, (iii) the Company’s Second Amended and Restated Articles of Incorporation, as amended to date, (iv) the Company’s Second Amended Bylaws, as amended to date, (v) resolutions of the Board of Directors and shareholders of the Company relating to the Offering and the issuance of the Selling Shareholder Shares as provided to us by the Company, (vi) the stock

Philadelphia	Boston	Washington, D.C.	Detroit	New York	Pittsburgh
Berwyn	Harrisburg	Orange County	Princeton		Wilmington

www.pepperlaw.com

Five Below, Inc.

             , 2012

record books of the Company as provided to us by the Company, (vii) the Articles of Amendment to the Second Amended and Restated Articles of Incorporation reflecting a reverse stock split, (viii) the form of the Company’s Amended and Restated Articles of Incorporation to be in effect upon the closing of the Offering, filed as Exhibit 3.5 to the Registration Statement, (ix) the form of the Company’s Amended Bylaws to be in effect upon the closing of the Offering, filed as Exhibit 3.6 to the Registration Statement and (x) such other documents as we have deemed necessary or appropriate for purposes of rendering the opinion set forth herein.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as certified or photostatic copies, the authenticity of the originals of such latter documents and that the Shares will be issued against payment of valid consideration under applicable law. As to any facts material to the opinions expressed herein, which were not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company and others.

We express no opinion herein as to the law of any state or jurisdiction other than the laws of the Commonwealth of Pennsylvania, including statutory provisions and all applicable provisions of the Constitution of the Commonwealth of Pennsylvania and reported judicial decisions interpreting such laws of the Commonwealth of Pennsylvania, and the federal laws of the United States of America.

Based upon and subject to the forgoing, we are of the opinion that (1) when (i) the Board of Directors of the Company or the Pricing Committee duly appointed by the Board of Directors approves the public offering price, (ii) the duly appointed officers of the Company, the Selling Shareholders, and the Underwriters execute and deliver the Underwriting Agreement and (iii) the Shares are issued and delivered against payment therefor in accordance with the terms of the Underwriting Agreement, the Company Firm Shares will be duly authorized, validly issued, fully paid and nonassessable; and (2) when the duly appointed officers of the Company, the Selling Shareholders, and the Underwriters execute and deliver the Underwriting Agreement, the Selling Shareholder Shares will be duly authorized, validly issued, fully paid and nonassessable.

We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

We hereby consent to the filing of this opinion as a part of the Registration Statement and to the reference of our firm under the caption “Legal Matters.” In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

Pepper Hamilton LLP